United States

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549-0405

Attn: H. Roger Schwall

VIA EDGAR filing

May 9, 2005

Re:          TEL Offshore Trust

Form 10-K filed March 31, 2005

File No. 0-06920

Dear Mr. Schwall:

TEL Offshore Trust is responding to your letter dated May 2, 2005. We respond to each of the comments as follows:

Note 9 – Supplemental Reserve Information, page 50

1.             Please expand this footnote to include all of the disclosure requirements of FAS 69.  Refer to the requirements of paragraphs 7 and 8 of that standard.

Pursuant to Staff Accounting Bulletin No. 47 (September 16, 1982), royalty trusts are permitted in filings with the Commission to file statements of distributable income reflecting amounts to be distributed for the period in question under the terms of the applicable trust agreement in lieu of a statement of income prepared under generally accepted accounting principles.

As disclosed in Note 3 to the financial statements in the Form 10-K, the financial statements of the Trust are prepared on the following basis:

(a)           Royalty income is recorded when received, including the effect of overtaken or undertaken positions and negative or positive adjustments, by the Corporate Trustee on the last business day of each calendar quarter; and

(b)           Trust general and administrative expenses are recorded when paid, except for the cash reserved for future general and administrative expenses.

This manner of reporting income and expenses is considered to be the most meaningful because the quarterly distributions to Unit holders are based on net cash receipts received from the Working Interest Owners. The financial statements of the Trust differ from financial statements prepared in accordance with generally accepted accounting principles, because, under such principles, Royalty income and Trust general and administrative expenses for a quarter would be recognized on an accrual basis. In addition, amortization of the net overriding royalty interest, calculated on a units-of-production basis, is charged directly to Trust corpus since such amount does not affect distributable income.

This method of accounting is also called for at Staff Accounting Bulletin Topic 12: Oil and Gas Producing Activities - E. Financial Statements of Royalty Trusts and represents a comprehensive basis of accounting other than Accounting Principals Generally Accepted in the United States of America.

Paragraph 1 of FAS 69 states, “This Statement amends FASB Statement No. 19, Financial Accounting and Reporting by Oil and Gas Producing Companies, by establishing disclosures about oil and gas producing activities to be made for publicly traded enterprises when presenting a complete set of annual financial statements.(3)”

FAS69, Footnote 3, as amended states – “FASB Statement No. 24, Reporting Segment Information in Financial Statements That Are Presented in Another Enterprise’s Financial Report, refers to a complete set of financial statements as “a set of financial statements (including necessary footnotes) that present financial position, results of operations, and cash flows in conformity with generally accepted accounting principles” (footnote 2).”

The Corporate Trustee believes based on its reading of paragraph 1 of FAS 69 that these disclosures are not required since the financial statements are not presented in conformity with generally accepted accounting principles.  The Trust financial statements do disclose the items that the Corporate Trustee believes are most relevant to the users of the financial statement, mainly future net revenues and the basis for which it was presented.

2.             Expand your disclosures to explain why your reserve information is provided as of October 1, 2004, rather than at December 31, 2004, as is required by FAS 69, paragraph 10.

As disclosed in Note 4 to the financial statements, the amounts distributed are determined on a quarterly basis and are payable to Unit holders of record as of the last business day of each calendar quarter. However, cash distributions are made in January, April, July and October and include interest earned from the quarterly record date to the date of distribution.

The reserve information is prepared as of October 31st to in order to correspond with distributions to the Trust.  This information is disclosed in the Form 10-K under Item 1. “Business – Termination of the Trust.”  The Trust also reports production information in a consistent manner, with amounts reported representing actual production for the twelve month-period ending on October 31 of each year.  Quarterly reports as of the end of March, June and September similarly reflect actual production for the three months ending at the end of January, April and July of each year.  We further note that the Trust has used this method of reporting for at least 15 years, and most likely since its inception effective January 1, 1983.

We propose to add the following disclosure in Item 1 and in the footnotes to financial statements in future filings when discussing future net revenues substantially as follows:

Estimates of the proved oil and gas reserves attributable to the Partnership’s royalty interest are based on existing economic and operating conditions in effect at October 31 in order to correspond with distributions to the Trust.

3.             We note the limitations included in your evaluation of disclosure controls and procedures.  It is not appropriate to conclude that your disclosure controls and procedures are effective while noting certain limitations.  Please remove the limiting statements.  It may be appropriate to indicate that you place reliance upon the certifications of disclosure controls and procedures from your working interest partners.  If this is the case, you must also indicate the accommodations you have made for not having control over the information provided to you from the working interest owners.

TEL Offshore Trust is a royalty trust.  The unique nature of royalty trusts, and their status between normal corporate registrants and Asset-Backed Issuers, was acknowledged by the Staff in No-Action, Interpretive and/or Exemptive Letter: Bank of America, N.A. dated November 13, 2002.  In this letter, the Staff considered, among other things, the pass-through nature of royalty trusts and the fact that the trustee must rely in certain circumstances on information provided by the working interest owners of the underlying properties and managing general partners of partnerships underlying the trusts.  In this letter, the Staff concluded in a treatment similar to Asset-Backed Issuers that “it is the view of the Division that royalty trusts do not need to provide the disclosure required by Item 307 of Regulation S-K.”  For the reasons outlined in the 2002 Exemptive Letter, we believe royalty trusts remain a special case under Sarbanes-Oxley related rules drafted for corporate issuers.

The Corporate Trustee of the Trust believes it has established effective disclosure controls and procedures to request and obtain information in a timely manner from the managing general partner, ChevronTexaco, and the working interest owners.  However, under agreements entered into before Sarbanes-Oxley, the Corporate Trustee does not have direct access to this information and cannot guarantee or represent the quality of information received from third parties.  We understand that the certification requirements and disclosure controls and procedures requirements do not extend to third parties who do not control a reporting person.  Based on these facts, the Corporate Trustee cannot make representations concerning either disclosure controls and procedures or internal control over financial reporting of these third parties regarding operations affecting royalty income payable to the Trust.

The Corporate Trustee has received timely reports and other information relevant both (1) for determining royalty income payable to the Trust and (2) for disclosure regarding information about the performance of underlying assets generating this income.  This information, which is disclosed as part of the Trust’s MD&A disclosure when material, has been revised in the past by the working interest owners.  These historical adjustments have not required any restatement of royalty income and distributable income, the financial measures reported by the Trust in the Trust’s financial statements, reported for prior periods.  Since the Trust is a cash-based issuer, the adjustments only affect royalty income reported in periods in which the adjustments are reported and recorded by the working interest owners.  Thus, the Corporate Trustee’s disclosure controls and procedures for the Trust may be, and in fact have been, effective to disclose all required material information based on information provided to the Corporate Trustee by third parties, in spite of errors by the working interest owners in reporting information about underlying operations.  As these errors have been reported to the Corporate Trustee, the Corporate Trustee has disclosed material adjustments and their effect on royalty income during the period in which the adjustments are recorded.  In addition, the Corporate Trustee has discussed the causes of the errors with the managing general partner or working interest owners, and has requested changes to be made by the third parties to avoid future errors, again both (1) in the interest of making timely distributions of royalty income to the Trust in accordance with contractual obligations and (2) to improve the disclosure controls and procedures maintained by the Corporate Trustee.

In the Form 10-K, the Corporate Trustee has concluded that its disclosure controls and procedures with respect to the Trust are effective with respect to all matters under its control.  The limitations set forth do not affect disclosure controls and procedures maintained by and under the control of the Corporate Trustee.  The additional disclosures under Item 9A set forth factually accurate statements regarding the information received by, and under the control of, the Corporate Trustee.  The disclosures in Item 9A are stated for the benefit of investors who may not otherwise read the underlying Trust documents.  The disclosures are necessary to make the other required statements in this section not misleading, and to further clarify the scope of the Corporate Trustee’s contractual and legal control and duties.

As you have urged in your letter, we believe the current Item 9A information indicates actual risks and errors that investors require for an informed investment decision.  The Corporate Trustee believes that the omission of this information, which is also discussed under “Risk Factors” in the Form 10-K, would be materially misleading.  This information highlights for investors that royalty trusts (1) are not similar to corporate issuers for purposes of disclosure controls and procedures and (2) are subject to differences that may impact reports on underlying activities, notwithstanding effective disclosure controls and procedures by the Corporate Trustee evaluated and disclosed under Item 9A or the related Section 302 certification.

Based on the foregoing reasons, the Corporate Trustee respectfully submits that it believes the current information in Item 9A is appropriate, accurate and complete in all material respects.  For the avoidance of any confusion, however, the Trust proposes to revise its Item 9A language in future filings to reference “noting its reliance on information from third parties and scope of disclosure controls and procedures” instead of “noting certain limitations on disclosure controls and procedures.” Similarly, rather than summarizing "contractual limitations creating potential weaknesses in disclosure controls and procedures," the Trust will instead refer to "contractual limitations and reliance that may undermine otherwise effective disclosure controls and procedures."

General

In connection with responding to your comments, the Trust acknowledges that: (1) the Trust is responsible for the adequacy and accuracy of the disclosures in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

TEL OFFSHORE TRUST
By: JPMorgan Chase Bank, N.A.,
as Corporate Trustee

By:	/s/ Mike Ulrich
Mike Ulrich, Vice President and Trust Officer